JACKSON VARIABLE SERIES TRUST
1 Corporate Way, Lansing, MI 48951
(517) 381-5500

April 14, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Sir/Madam:

On behalf of Jackson Variable Series Trust (the "Trust") enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by shareholders of the Trust is as follows:

1. All Shareholders of the Trust, voting together:  To vote on the election of ten individuals as Trustees of the Trust, effective January 1, 2018.

2. Shareholders of each Fund, voting separately:  To approve an amended and restated Distribution Plan.

3. All Shareholders of the Trust, voting together:  To approve an amendment to the Trust's Declaration of Trust.

The shareholder's meeting for the Fund is scheduled to be held on June 22, 2017.  Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Proxy Statement.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel, & Secretary